SICHENZIA, ROSS & FRIEDMAN
                                ATTORNEYS AT LAW
                        135 WEST 50TH STREET, 20TH FLOOR
                            NEW YORK, NEW YORK 10020

                                                                December 7, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza

Washington, D.C.  20001

         Re:      Certified Environmental Group, Inc.

                  FILE NO. 0-27581

Gentlemen:

     We are counsel to Certified Environmental Group, Inc. (the "Company"). On behalf of the Company, we are hereby withdrawing the registration statement on Form 10 filed on October 7, 1999. The Company is requesting withdrawal due to an insufficiency of resources necessary to complete the filing in a timely manner. In the event that the Company determines to undertake a new filing for a proposed public offering of its securities, it will be prepared to address all of the outstanding items in the comment letter issued by the staff, dated November 10, 1999.

     If you wish to contact us with respect to the foregoing, please contact the undersigned at (212) 261-2016.

                                                               Very truly yours,

                                                          /S/ LEONARDO L. CARUSO

                                                              Leonardo L. Caruso